Mail Stop 3561

April 11, 2007

Jianquan Li
Chief Executive Officer
Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzen City, 518109
People's Republic of China

> Re: **Winner Medical Group Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed March 23, 2007**
> **File No. 333-130473**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Historical Financial Information, page 2

1.   Please revise to include information with respect to the most recent interim financial statements presented in the registration statement (i.e. - currently December 31, 2006).

Management's Discussion and Analysis, page 14

2.   We note your response to comment eight of our letter dated February 28, 2007. As previously requested, please revise your disclosure to describe the nature of the transactions that comprise other operating income, net.

3.   We note your response to comment nine of our letter dated February 28, 2007. Please revise to provide the selected quarterly financial data required by Item 302 of Regulation S-K as previously requested. Note that the required disclosures relate to summarized financial information derived from the statements of operations for each of the quarterly periods included within the two most recent fiscal years and any subsequent interim periods.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-3387 or Tia Jenkins at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Alex Shukhman, Esq.
        Fax (213) 244-7607